SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Director/PDMR Shareholding

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer AVIVA PLC	2.
State whether the notification relates to (i) a
transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

3.	Name of person discharging managerial responsibilities/director PATRICK REGAN	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest AS IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY 25 PENCE

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them PATRICK REGAN	8.
State the nature of the transaction

Release of the third tranche of the award granted on 11 March 2010 under the rules of the CFO Recruitment Share Awards Plan. The release included additional shares received in lieu of cash dividends over the time of the award and has been settled on a net of tax basis. The shares were released for no consideration.

9.	Number of shares, debentures or financial instruments relating to shares acquired 95,732	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction N/A	14.	Date and place of transaction 7 MARCH 2013, LONDON
	0

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction 7 MARCH 2013
17.	Any additional information N/A	18.	Name of contact and telephone number for queries Media: Sarah Swailes 020 7662 6700 Company Secretarial: Russell Tullo 020 7662 0519

Name of authorised official of issuer responsible for making notification KIRSTINE COOPER, GROUP GENERAL COUNSEL AND COMPANY SECRETARY Date of notification: 7 MARCH 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 07 March 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary